June 2015 Pricing Sheet dated June 11, 2015 relating to Amendment No. 1 to Preliminary Terms No. 354 dated June 10, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433

Structured Investments

Opportunities in International Equities

Auto-Callable Securities Based on the Value of the iShares® MSCI Emerging Markets ETF due June 14, 2018

Principal at Risk Securities

PRICING TERMS – JUNE 11, 2015
Issuer:	Morgan Stanley
Maturity date:	June 14, 2018
Underlying shares:	Shares of the iShares® MSCI Emerging Markets ETF (the “Fund”)
Aggregate principal amount:	$3,095,000
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	June 11, 2015
Original issue date:	June 16, 2015 (3 business days after the pricing date)
Early redemption:

If, on the call observation date, the share closing price of the underlying shares is greater than or equal to the initial share price, the securities will be automatically redeemed for the early redemption payment on the third business day following such call observation date. No further payments will be made on the securities once they have been redeemed.

If the securities are redeemed prior to maturity, you will receive only the fixed early redemption payment, regardless of the actual appreciation of the underlying shares, and you will not benefit from the leverage feature that applies to the payment at maturity if the final share price is greater than the initial share price. The early redemption payment may be significantly less than the payment at maturity you would have received had the securities not been automatically redeemed and instead remained outstanding until maturity.

Payment at maturity:

If the securities are not redeemed prior to maturity, investors will receive a payment at maturity determined as follows:

If the final share price is greater than the initial share price: $10 + leveraged upside payment

If the final share price is less than or equal to the initial share price but is greater than or equal to the trigger level: $10

If the final share price is less than the trigger level: $10 × share performance factor

Under these circumstances, the payment at maturity will be less than the stated principal amount of $10 and will represent a loss of more than 15%, and possibly all, of your investment.

CUSIP / ISIN:	61765G374 / US61765G3746
Terms continued on the following page
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.522 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$10	$0.25(1)
		$0.05(2)	$9.70
Total	$3,095,000	$92,850	$3,002,150
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.25 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.
(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.
(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”). The securities are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Amendment No. 1 to Preliminary Terms No. 354 dated June 10, 2015

Product Supplement for PLUS dated November 19, 2014          Index Supplement dated November 19, 2014

 Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Auto-Callable Securities Based on the Value of the iShares® MSCI Emerging Markets ETF due June 14, 2018

Principal at Risk Securities

Terms continued from previous page:
Early redemption payment:	$11.625 per security (116.25% of the stated principal amount)
Call observation date:	December 12, 2016, subject to postponement for non-trading days and certain market disruption events
Valuation date:	June 11, 2018, subject to postponement for non-trading days and certain market disruption events
Leveraged upside payment:	$10 × leverage factor × share percent increase
Leverage factor:	125%. The leverage factor will be applicable only if the securities are not redeemed prior to maturity and the final share price is greater than or equal to the initial share price.
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Adjustment factor	1.0, subject to adjustment in the event of certain events affecting the underlying shares
Initial share price:	$40.24, which is the closing price of one underlying share on the pricing date
Final share price:	The share closing price on the valuation date
Share closing price:	On any trading day, the closing price of one underlying share times the adjustment factor on such day
Trigger level:	$34.204, which is 85% of the initial share price

June 2015	Page 2